Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 15, 2007

Registration No. 333-140232

Common Stock

References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated July 10, 2007.

Monotype Imaging Reports Second Quarter 2007 Results

WOBURN, Mass., Aug. 15, 2007 – Monotype Imaging Holdings Inc. (Nasdaq: TYPE) today reported revenue of $25.8 million for the three month period ended June 30, 2007 compared to $19.5 million for the same period in 2006. GAAP net income for the quarter was $2.0 million compared with $2.4 million in the second quarter of 2006. Revenue for the six month period ended June 30, 2007 was $51.5 million compared to $38.0 million for the same period in 2006. GAAP net income for the six month period ended June 30, 2007 was $3.6 million compared with $4.1 million for the same period in 2006.

GAAP net income in the second quarter of 2007 includes $3.2 million of depreciation, amortization and stock-based compensation, as well as $6.7 million in interest and taxes. Excluding these items, non-GAAP adjusted EBITDA in the second quarter of 2007 was $11.9 million. For the second quarter of 2006, depreciation, amortization and stock-based compensation was $2.4 million and interest and taxes totaled $5.4 million. Excluding these items, non-GAAP adjusted EBITDA was $10.2 million in the second quarter of 2006. For the six months ended June 30, 2007, depreciation, amortization and stock-based compensation was $6.5 million and interest and taxes totaled $13.4 million. Excluding these items, non-GAAP adjusted EBITDA was $23.5 million for the six month period ended June 30, 2007. For the six months ended June 30, 2006, depreciation, amortization and stock-based compensation was $4.8 million and interest and taxes totaled $10.7 million. Excluding these items, non-GAAP adjusted EBITDA was $19.6 million for the six month period ended June 30, 2006.

The company reported a loss per common share of $4.95 for the second quarter of 2007, after a $16.5 million reduction to net income available to common stockholders for accretion of preferred stock. This compares to a loss per common share of $0.83 for the second quarter of 2006, after preferred stock accretion of $4.3 million. For the six month period ended June 30, 2007, the company reported a loss per common share of $9.32, after a $30.2 million reduction to net income available to common stockholders for accretion of preferred stock. This compares to a loss per common share of $1.53 for the same period in 2006, after preferred stock accretion of $7.4 million.

The company reported pro forma earnings per common share in order to reflect the conversion of its convertible redeemable preferred stock into common and redeemable preferred stock upon the closing of an initial public offering as if it had occurred on Jan. 1, 2007. Pro forma basic earnings per share for the three and six month periods ended June 30, 2007 was $0.08 and $0.14, respectively. Pro forma diluted earnings per share for the three and six month periods ended June 30, 2007 was $0.07 and $0.12, respectively.

Non-GAAP financial measures

This press release contains non-GAAP financial measures under the rules of the U.S. Securities and Exchange Commission. This non-GAAP information supplements and is not intended to represent a measure of performance in accordance with disclosures required by generally accepted accounting principles. The reconciliation to net income for the three and six months ended June 30, 2007 and 2006 are in the tables attached to this press release. Non-GAAP financial measures are used internally to manage business, such as in establishing an annual operating budget and in reporting to lenders. Non-GAAP financial measures are used by Monotype Imaging management in its operating and financial decision-making because management believes these measures reflect ongoing business in a manner that allows meaningful period-to-period comparisons. Accordingly, Monotype Imaging believes it is useful for investors and others to review both GAAP and non-GAAP measures in order to (a) understand and evaluate current operating performance and future prospects in the same manner as management does and (b) compare in a consistent manner the company’s current financial results with past financial results. The primary limitations associated with the use of non-GAAP financial measures are that these measures may not be directly comparable to the amounts reported by other companies and they do not include all items of income and expense that affect operations. Monotype Imaging management compensates for these limitations by considering the company’s financial results as determined in accordance with GAAP and by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in this press release.

Forward-looking statements

This press release may contain forward-looking statements including those related to revenue, other income, tax rate, earnings per share and anticipated business momentum that involve risks and uncertainties that could cause the company’s actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: risks associated with changes in the demand for the company’s products or increased competition, which may result in the company losing customers or force it to reduce prices; risks associated with the development and market acceptance of new products or product features; risks associated with the company’s ability to adapt its products to new markets and to anticipate and quickly respond to evolving technologies and customer requirements; and risks associated with the ownership and enforcement of the company’s intellectual property. For additional disclosure regarding these and other risks faced by the company, see the disclosure contained in the company’s public filings with the Securities and Exchange Commission, including the risk factors included in the company’s Registration Statement on Form S-1 (File No. 333-140232). The financial information set forth in this press release reflects estimates based on information available at this time. These amounts could differ from actual reported amounts stated in the company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2007. While Monotype Imaging may elect to update forward-looking statements at some point in the future, the company specifically disclaims any obligation to do so, even if an estimate changes.

About Monotype Imaging

Based in Woburn, Mass., with regional offices in the U.K., Germany (Linotype), Mt. Prospect, Ill., Redwood City, Calif., Boulder, Colo., Japan and China, Monotype Imaging is a global provider of text imaging solutions for manufacturers and developers of consumer electronics devices including laser printers, copiers, mobile phones, digital televisions, set-top boxes, digital cameras and software applications and operating systems. The company also provides printer drivers and color imaging technologies to OEMs (original equipment manufacturers). Monotype Imaging technologies are combined with access to more than 9,000 typefaces from the Monotype®, Linotype® and ITC® typeface libraries – home to some of the world’s most widely used designs, including the Times New Roman®, Helvetica® and ITC Franklin Gothic™ typefaces. Fonts are licensed to creative and business professionals through custom font designs, direct sales or e-commerce portals. Monotype Imaging offers fonts and industry-standard solutions that support all of the world’s major languages. Information about the company and its products can be found at www.monotypeimaging.com, www.fonts.com, www.linotype.com, www.monotypefonts.com, www.itcfonts.com, www.customfonts.com, www.fontwise.com, www.fonts.hk and www.faces.co.uk.

Monotype is a trademark of Monotype Imaging Inc. registered in the U.S. Patent and Trademark Office and may be registered in certain jurisdictions. Times New Roman is a trademark of The Monotype Corp. registered in the U.S. Patent and Trademark Office and may be registered in certain other jurisdictions. ITC is a trademark of International Typeface Corp. registered in the U.S. Patent and Trademark Office and may be registered in certain jurisdictions. ITC Franklin Gothic is a trademark of International Typeface Corp. which may be registered in certain jurisdictions. Linotype is a registered trademark of Linotype GmbH in the U. S. Patent and Trademark Office and may be registered in certain jurisdictions. Helvetica is a trademark of Linotype Corp. registered in the U.S. Patent and Trademark Office and may be registered in certain jurisdictions in the name of Linotype Corp. or its licensee Linotype GmbH. All other trademarks are the property of their respective owners. © 2007 Monotype Imaging Inc. All rights reserved.

Monotype Imaging Holdings Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Revenue	$19,504	$25,756	$37,970	$51,466

Cost of revenue	2,093	2.223	4,225	4,970
Cost of revenue – amortization of acquired technology	675	844	1,350	1,688
Marketing and selling	3,164	4,607	6,207	9,138
Research and development	2,997	3,847	5,925	7,896
General and administrative	1,789	3,919	3,606	7,455
Amortization of other intangible assets	1,614	1,788	3,227	3,567

Total costs and expenses	12,332	17,228	24,540	34,714

Income from operations	7,172	8,528	13,430	16,752
Other (income) expense:
Interest expense	3,929	5,328	8,060	10,672
Interest income	(66)	(45)	(82)	(66)
Other (income) expense, net	(588)	(111)	(1,310)	(238)

Total other (income) expense	3,275	5,172	6,668	10,368

Income before provision for income taxes	3,897	3,356	6,762	6,384
Provision for income taxes	1,528	1,371	2,679	2,819

Net income	$2,369	$1,985	$4,083	$3,565

Net loss available to common stockholders	$(1,885)	$(14,480)	$(3,305)	$(26,606)

Loss per common share data:
Basic	$(0.83)	$(4.95)	$(1.53)	$(9.32)
Diluted	$(0.83)	$(4.95)	$(1.53)	$(9.32)
Weighted average number of shares:
Basic	2,268,776	2,925,388	2,167,023	2,856,037
Diluted	2,268,776	2,925,388	2,167,023	2,856,037
Pro forma net income available to common stockholders:
Basic		$1,985		$3,565
Diluted		$1,938		$3,468
Pro forma earnings per share:
Basic		$0.08		$0.14
Diluted		$0.07		$0.12
Pro forma weighted average number of shares:
Basic		26,286,804		26,217,453
Diluted		28,793,417		28,678,425

Monotype Imaging Holdings Inc.

Non-GAAP and Other Information

(in thousands, unaudited)

Reconciliation of GAAP net income to Non-GAAP Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Net income	$2,369	$1,985	$4,083	$3,565
Provision for income taxes	1,528	1,371	2,679	2,819
Interest expense, net	3,863	5,283	7,978	10,606
Depreciation and amortization	2,409	2,877	4,819	5,734

EBITDA	$10,169	$11,516	$19,559	$22,724
Stock-based compensation (1)	—	371	—	753

Adjusted EBITDA	$10,169	$11,887	$19,559	$23,477

____________________
(1) Stock-based compensation, which relates to the adoption of SFAS 123R including the issuance of restricted stock, is comprised of the following:

Marketing and selling	$—	$100	$—	$201
Research and development	—	75	—	149
General and administrative	—	196	—	403

	$—	$371	$—	$753

Other Information
Revenue from our two major markets is as follows:
OEM	$15,625	$18,037	$30,419	$35,300
Creative Professional	3,879	7,719	7,551	16,166

Total revenue	$19,504	$25,756	$37,970	$51,466

Monotype Imaging Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands, unaudited)

	December 31, 2006	June 30, 2007
Assets

Current assets:
Cash and cash equivalents	$8,540	$10,878
Accounts receivable, net of allowance for doubtful Accounts	4,841	5,689
Deferred income taxes	793	809
Investment in interest rate cap	882	481
Prepaid expense and other current assets	1,306	2,106

Total current assets	16,362	19,963

Property and equipment, net	1,935	1,863
Goodwill	138,452	139,391
Intangible assets, net	111,419	106,499
Investment in interest rate caps	73	27
Prepaid royalties	400	308
Other assets	1,632	4,263

Total assets	$270,273	$272,314

Liabilities and Stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,580	$1,123
Accrued expenses	12,683	13,321
Deferred compensation	869	—
Accrued income taxes	2,066	1,316
Deferred revenue	5,034	9,700
Current portion of long-term debt	13,105	10,909

Total current liabilities	35,337	36,369

Long-term debt, less current portion	189,793	184,679
Deferred income taxes	14,369	15,035
Reserve for income taxes, net of current portion	—	606

Accrued pension benefits	3,184	3,309
Commitments and contingencies

Convertible redeemable preferred stock	40,170	70,341
Redeemable preferred stock	—	—

Stockholders’ equity (deficit):
Common stock	4	4
Treasury Stock	(41)	(41)
Additional paid-in capital	687	1,460
Accumulated other comprehensive income	574	962
Accumulated deficit	(13,804)	(40,410)

Total stockholders’ equity (deficit)	(12,580)	(38,025)

Total liabilities and stockholders’ equity (deficit)	$270,273	$272,314

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1385292/000119312507161434/d424b4.htm

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